Form C

Cover Page

Name of issuer:

VISPIRI Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 2/14/2019

Physical address of issuer:

1768 E. 25th St
Cleveland OH 44114

Website of issuer:

http://clevelandwhiskey.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

5.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☑ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

250

Price:

$1,000.00000

Method for determining price:

Pro-rated portion of the total principal value of $250,000; interests will be sold in increments of $1,000.

Target offering amount:

$250,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,070,000.00

Deadline to reach the target offering amount:

4/1/2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

16

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,425,629.00	$1,689,137.00
Cash & Cash Equivalents:	$347,889.00	$568,248.00
Accounts Receivable:	$232,956.00	$193,706.00
Short-term Debt:	$313,380.00	$529,474.00
Long-term Debt:	$617,243.00	$683,729.00
Revenues/Sales:	$2,005,312.00	$1,687,182.00
Cost of Goods Sold:	$901,198.00	$710,834.00
Taxes Paid:	$0.00	$0.00
Net Income:	($167,102.00)	($327,615.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the

responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

VISPIRI Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Kevin Cash	Chief Operating Officer	Wilson Elser	2016
Don Coffey	Chief Science Officer	Cleveland Whiskey	2019
Tom Lix	CEO	Cleveland Whiskey	2009

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Don Coffey	Chief Science	2019

	Officer	
Reese Edwards	CFO	2017
Tom Lix	Chairman	2009

For three years of business experience, refer to Appendix D: Director &
Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a
president, vice president, secretary, treasurer or principal financial officer, comptroller or
principal accounting officer, and any person that routinely performing similar functions.*

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent
practicable date, who is the beneficial owner of 20 percent or more of the issuer's
outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Tom Lix	1382892.0 Class A Units	52.6
Cara Zale, LLC	721546.0 Preferred Units	27.46

*INSTRUCTION TO QUESTION 6: The above information must be provided as of a date
that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person directly or
indirectly has or shares the voting power, which includes the power to vote or to direct the
voting of such securities. If the person has the right to acquire voting power of such
securities within 60 days, including through the exercise of any option, warrant or right,
the conversion of a security, or other arrangement, or if securities are held by a member of
the family, through corporations or partnerships, or otherwise in a manner that would
allow a person to direct or control the voting of the securities (or share in such direction or
control — as, for example, a co-trustee) they should be included as being "beneficially
owned." You should include an explanation of these circumstances in a footnote to the
"Number of and Class of Securities Now Held." To calculate outstanding voting equity
securities, assume all outstanding options are exercised and all outstanding convertible
securities converted.*

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of
the issuer.

For a description of our business and our business plan, please refer to
the attached Appendix A, Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile
as an appendix (Appendix A) to the Form C in PDF format. The submission will include all
Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the
SEC in response to this question. As a result, your company will be potentially liable for
misstatements and omissions in your profile under the Securities Act of 1933, which
requires you to provide material information related to your business and anticipated
business plan. Please review your Wefunder profile carefully to ensure it provides all
material information, is not false or misleading, and does not omit any information that
would cause the information included to be false or misleading.*

RISK FACTORS

**A crowdfunding investment involves risk. You should not invest any funds
in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own
examination of the issuer and the terms of the offering, including the
merits and risks involved. These securities have not been recommended
or approved by any federal or state securities commission or regulatory
authority. Furthermore, these authorities have not passed upon the
accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the
merits of any securities offered or the terms of the offering, nor does it
pass upon the accuracy or completeness of any offering document or
literature.**

These securities are offered under an exemption from registration;

These securities are offered under an exemption from registration, however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials and basic ingredients for our products. We depend on these suppliers to produce our products.

Our ability to create our products may be adversely affected if suppliers do not provide the agreed-upon supplies in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies from whom we acquire such items, do not provide raw materials and basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the

supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Kevin L. Cash, Tom Lix, and Don Coffey. The loss of Kevin L. Cash, Tom Lix, Don Coffey or any additional member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including a patent in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Tom Lix in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to him in the event of his death or disability. Therefore, if Tom Lix dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that

would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We are heavily dependent on our distributors.

We sell spirits to independent distributors for distribution to on-premise locations such as bars, restaurants and sports venues, and for distribution to off-premise retail locations such as liquor and specialty stores. Although we currently have a large network of wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all.

Our distributors often represent competing specialty beer and spirits brands, as well as national beer and spirits brands, and are to varying degrees influenced by their continued business relationships with other brewers and distillers. Our independent distributors may be influenced by a large brewer or distiller, particularly if they rely on that brewer or distiller for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.

Under some of these state laws, distribution agreements can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and

enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the distribution industry, which could adversely affect the financial stability of distributors on which we rely.

We are subject to governmental regulations affecting our distilleries, production facilities and tasting rooms.

Federal, state and local laws and regulations govern the production and distribution of spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our distilleries, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our tasting rooms are subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our tasting rooms, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.

We continually seek to expand distribution of our products by entering into distribution arrangements with direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

The imposition of tariffs by the United States and retaliatory tariffs enacted by foreign countries continue to negatively impact our business.

The cost of certain raw materials has increased as a result of import tariffs enacted by the United States government. These increased costs have, and are expected to continue to, negatively impacted our gross margins and cash flows. Additionally, the uncertainty surrounding United States tariff policies and plans, and any retaliatory tariffs placed on United States exports as a reaction to United States policy, has created a significant barrier to developing and building distributor and customer relationships in international markets.

Our financial condition and results of operations could be adversely affected by health pandemics.

Our business could be materially and adversely affected by health pandemics, including, but not limited to, outbreaks of the Coronavirus or

COVID-19. Any prolonged pandemic of the COVID-19, or other contagious infection in the markets in which we do business, or in which our supplies operate, may result in decreased product demand, supply chain disruptions, worker absences, lower asset utilization rates, voluntary or mandated closure of our facility, travel restrictions on our employees, and other disruptions to our business. Any prolonged or widespread health pandemic could severely disrupt our business operations, result in a significant decrease in demand for our products, and have a material adverse effect on our financial condition, results of operations and cash flows.

Our financial condition and results of operations could be adversely affected by changes in federal excise tax rates.

As a producer of alcoholic products, we are subject to a federal excise taxes based on the amount of spirits (measured in proof gallons) that is shipped from our bonded distillery space to customers or third-party warehouses. The current excise tax rate is scheduled to increase at the end of 2020. Despite overwhelming bi-partisan support in both the United States House of Representatives and Senate to pass the Craft Spirits Modernization Act, which would make the current excise tax rate permanent and avoid the tax rate increase, the inability to pass this act or similar legislation could significantly and materially impact our business.

COVID 19 poses a risk to our business.

In-person shopping and events have been materially impacted, and future sales may be impacted as well.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$250,000**

Use of Proceeds: (1) $185,000 for additional distillation, fermentation, and processing equipment. (2) $45,000 to support operating capital necessary for cooperage and barrel racking. (3) $20,000 to be used for legal, accounting, portal and to partially offset marketing expenses associated with the funding round, including intermediary fees (5% to Wefunder).

If we raise: **$500,000**

Use of Proceeds: (1) $405,000 for expanded fermentation and distillation capacity, grain processing, engineering design, and technology implementation. (2) $65,000 for additional cooperage, expanded rack storage and database implementation. (3) $30,000 for necessary legal, accounting, marketing assistance, processing fees, and Wefunder intermediary fee (5%)

processing fees, and Wefunder intermediary fee (5%).

If we raise: **$1,070,000**

Use of Proceeds: (1) $910,000 for additional primary fermentation and distillation equipment, incremental finishing technology fabrication and installation, trenching and required water systems. (2) $95,000 for barrel cooperage, rack storage, and database implementation. (3) $65,000 to support legal, accounting review, specialty consulting, relevant marketing, and platform processing costs (5% to Wefunder).

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

7. <u>Book Entry.</u> Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

The company is issuing promissory notes to investors. For value received, VISPIRI Inc., a Delaware corporation (the "Company"), hereby promises to pay to the order of the party identified on the signature page of the Promissory Note as the "Lender" the principal sum identified on such signature page as the "Investment Amount" plus interest thereon at a rate of five percent (5%) per year (compounded annually).

Maturity. Unless the obligations evidenced by the Promissory Note (the "Note") are satisfied according to Section 3 of the Promissory Note, the Investment Amount, along with all accrued but unpaid interest thereon (together, the "Total Debt"), shall be become due and payable on the six-year anniversary of the "Investment Date" set forth on the signature page of the Promissory Note (the "Maturity Date").

Prepayments. The Company may prepay the Investment Amount, or prepay any accrued interest, in whole or in part, without the written consent of the Requisite Lenders (as defined in the Promissory Note) at any time prior to the five-year anniversary of the Investment Date.

Conversion to Whiskey.

(a) General; Minimum. In lieu of repayment of the Total Debt on the Maturity Date, the Lender may elect to convert the Total Debt as of the Maturity Date (or a portion thereof, subject to the below requirements) into bottles of the Company's whiskey following Federal/TTB and State of Ohio requirements for bottle content, fill level, proof, and labeling (the "Conversion Option"). If the Conversion Option is elected by the Lender, the Total Debt (or a portion thereof, as elected by the Lender) will be converted at a rate of 135 liters of cask strength (+/- 116 proof) spirits traditionally aged for approximately four years, and subsequently finished utilizing proprietary Company technology with air-dried, locally harvested, and sustainable black cherry wood (or the equivalent of one hundred eighty (180) 750 ml bottles) per each $5,000 original investment. All conversions must be in 18-bottle increments (with a minimum of 18 bottles required for any conversion). For reference purposes only, several conversion examples are set forth on Exhibit A of the Promissory Note.

(b) Mechanics of Conversion. One Hundred Twenty (120) days prior to the Maturity Date, the Company shall provide the Lender with a whiskey conversion election form (the "Election Form"). By returning the completed Election Form within thirty (30) days of receipt, the Lender may elect the Conversion Option with respect to the Total Debt (or, if applicable, a portion thereof). If the Election Form is not returned in the above timeframe, the Total Debt shall be repaid in full on the Maturity Date. Upon, or as soon as practicable after a conversion of the Note pursuant to Section 3, the Lender shall surrender this Note at the principal office of the Company and shall execute all additional documentation necessary to effect such conversion. Any portion of the Total Debt that is not converted pursuant to the Conversion Option shall be paid to the Lender on the Maturity Date.

(c) Whiskey. If the Conversion Option is elected, the Lender may choose on the Election Form to receive bottles of whiskey. All bottles subject to the Conversion Option are fully tax-paid (Federal, Ohio and City of Cleveland) at then-current tax rates and will be made available for pick-up at the Company's distillery in Cleveland, Ohio on the Maturity Date.

The notes do not provide investors with any voting rights in the company.

The form of the notes is provided in Appendix B, Investor Contracts. The form of the notes is Appendix B, Investor Contracts.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No:

16. How may the terms of the securities being offered be modified?

The provisions of this Note may not be amended, waived or modified without the written consent of the Company and the Lender; provided, however, that the provisions of this Note may be amended, waived or modified without the written consent of the Lender with the consent of the Requisite Lenders as provided in Section 4(c) of the Promissory Note.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Units	1,139,989	1,139,989	Yes ⌄
Class A Units	1,488,009	1,488,009	Yes ⌄
Class B Units	472,002	46,500	No ⌄
Class C Units	166,000	166,000	No ⌄
Class D Units	268,605	268,605	No ⌄
Class E Units	189,061	189,061	No ⌄
Convertible debt securities	$500,000 in principal	N/A	No ⌄

Securities Reserved for

Class of Security	Issuance upon Exercise or Conversion
Warrants:	
Options:	**Class B - 29,302 un-awarded, unexercised; 377,600 awarded but unexercised, 46,500 exercised**

Describe any other rights:

Preferred Units and Class A Units: Preemptive Rights, Inspection Rights, Information Rights, Rights of First Refusal, Co-Sale Rights, Liquidation preference.

Class B, C, D and E Units: Information and Inspection Rights

Convertible Debt Securities: Any outstanding principal at maturity converts into Preferred Unit. 4% interest.

Options: Information and Inspection Rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These types of changes could limit the Investor's economic rights by causing the Company to pay off the notes the Investor has purchased before their maturity, thereby reducing the aggregate interest paid on the notes to the Investor.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the principal shareholder(s) may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of the principal shareholder(s), and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the principal shareholder(s) may change the terms of the operating agreement for the Company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The principal shareholder(s) also may force the Company to prepay the promissory notes before their maturity date. The principal shareholder(s) may make changes that affect the tax treatment of the Company in ways that are unfavorable to the Investor but favorable to them. The principal shareholder(s) may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. The principal shareholder(s) may also have

securities the investor owns. The principal shareholder(s) may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The principal shareholder(s) have the right to redeem their securities at any time. The principal shareholder(s) could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. The exit of the principal shareholder(s) may affect the value of the Company and/or its viability.

Based on the factors described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the promissory notes will likely hold a minority position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its board of directors, and the Investor will have no independent right to name or remove an officer or member of the board of directors of the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company.

Issuer Repurchase of Securities/Prepayment of Notes. The Company has the right to repay principal and interest on the promissory notes at any time prior to the maturity date. If the Company repays principal and interest on the notes early, Investor will receive fewer interest payments than expected at purchase.

A sale of the issuer or of assets of the issuer. As a noteholder with no voting rights, the Investor will have no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the board of directors of the Company to manage the Company so as to maximize value for shareholders and ensure full payment of noteholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the board of directors of the Company. If the board of directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the amount received will be sufficient to repay Investor and other noteholders.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of

interest in its operations. On any issue involving conflicts of interest, the executive management and board of directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Cuyahoga County
Issue date	08/08/10
Amount	$15,000.00
Outstanding principal plus interest	$0.00 as of 09/30/20
Interest rate	3.5% per annum
Maturity date	08/09/20
Current with payments	Yes

Terms: first 3 years at 0%, successive years at 3.5% interest rate with amortizing monthly payments (84).

Loan

Lender	Cuyahoga County
Issue date	05/09/11
Amount	$123,500.00
Outstanding principal plus interest	$112,458.00 as of 09/30/20
Interest rate	4.0% per annum
Maturity date	06/01/24
Current with payments	Yes

Entered into an amended and restated agreement on June 1, 2018 extending maturity until 2024.

Loan

Lender	Lorain County Community College
Issue date	10/07/11
Amount	$100,000.00
Outstanding principal plus interest	$33,500.00 as of 09/30/20
Interest rate	0.0% per annum
Maturity date	09/30/20
Current with payments	Yes

Repayable Grant in the aggregate amount of $100,000 (disbursements based on agreed milestones) payable to Lorain County Community College Foundation Innovation Fund. Terms:

0% interest during the initial 3 years after the initial disbursement of loan proceeds. During years 4 – 6,
repayment is at the greater of either the aggregate amount of the grant or the
calculated value as specified by formula detailed in the grant agreement.

Loan

Lender	ECDI
Issue date	10/01/13
Amount	$100,000.00
Outstanding principal plus interest	$0.00 as of 09/30/20
Interest rate	9.63% per annum
Maturity date	07/15/18

Maturity date | 07/15/18
Current with payments | Yes

Fully repaid in March 2018.

Loan

Lender	ECDI
Issue date	11/12/13
Amount	$50,000.00
Outstanding principal plus interest	$0.00 as of 09/30/20
Interest rate	8.83% per annum
Maturity date	11/12/18
Current with payments	Yes
Amount	$100,000.00
Outstanding principal plus interest	$0.00 as of 09/30/20
Interest rate	9.63% per annum
Maturity date	07/15/18
Current with payments	Yes

Fully repaid in March 2018.

Loan

Lender	ECDI
Issue date	11/12/13
Amount	$50,000.00
Outstanding principal plus interest	$0.00 as of 09/30/20
Interest rate	8.83% per annum
Maturity date	11/12/18
Current with payments	Yes
Amount	$100,000.00
Outstanding principal plus interest	$0.00 as of 09/30/20
Interest rate	9.63% per annum
Maturity date	07/15/18
Current with payments	Yes

Fully repaid in March 2018.

Loan

Lender	ECDI
Issue date	11/12/13
Amount	$50,000.00
Outstanding principal plus interest	$0.00 as of 09/30/20
Interest rate	8.83% per annum
Maturity date	11/12/18
Current with payments	Yes
Amount	$100,000.00
Outstanding principal plus interest	$0.00 as of 09/30/20
Interest rate	9.63% per annum
Maturity date	07/15/18
Current with payments	Yes

Fully repaid in March 2018.

Loan

Lender	ECDI
Issue date	11/12/13
Amount	$50,000.00

Outstanding principal plus interest	$0.00 as of 09/30/20
Interest rate	8.83% per annum
Maturity date	11/12/18
Current with payments	Yes
Amount	$100,000.00
Outstanding principal plus interest	$0.00 as of 09/30/20
Interest rate	9.63% per annum
Maturity date	07/15/18
Current with payments	Yes

Fully repaid in March 2018.

Loan

Lender	ECDI
Issue date	11/12/13
Amount	$50,000.00
Outstanding principal plus interest	$0.00 as of 09/30/20
Interest rate	8.83% per annum
Maturity date	11/12/18
Current with payments	Yes
Amount	$100,000.00
Outstanding principal plus interest	$0.00 as of 09/30/20
Interest rate	9.63% per annum
Maturity date	07/15/18
Current with payments	Yes

Fully repaid in March 2018.

Loan

Lender	ECDI
Issue date	11/12/13
Amount	$50,000.00
Outstanding principal plus interest	$0.00 as of 09/30/20
Interest rate	8.83% per annum
Maturity date	11/12/18
Current with payments	Yes
Amount	$100,000.00
Outstanding principal plus interest	$0.00 as of 09/30/20
Interest rate	9.63% per annum
Maturity date	07/15/18
Current with payments	Yes

Fully repaid in March 2018.

Loan

Lender	ECDI
Issue date	11/12/13
Amount	$50,000.00
Outstanding principal plus interest	$0.00 as of 09/30/20
Interest rate	8.83% per annum
Maturity date	11/12/18
Current with payments	Yes
Amount	$100,000.00
Outstanding principal plus interest	$0.00 as of 09/30/20
Interest rate	9.63% per annum
Maturity date	07/15/18
Current with payments	Yes

Fully repaid in March 2018.

Loan

Lender	ECDI
Issue date	11/12/13
Amount	$50,000.00
Outstanding principal plus interest	$0.00 as of 09/30/20
Interest rate	8.83% per annum
Maturity date	11/12/18
Current with payments	Yes
Amount	$100,000.00
Outstanding principal plus interest	$0.00 as of 09/30/20
Interest rate	9.63% per annum
Maturity date	07/15/18
Current with payments	Yes

Fully repaid in March 2018.

Loan

Lender	ECDI
Issue date	11/12/13
Amount	$50,000.00
Outstanding principal plus interest	$0.00 as of 09/30/20
Interest rate	8.83% per annum
Maturity date	11/12/18
Current with payments	Yes

Outstanding balance as of 09/30/20 is $134,413

Convertible Note

Issue date	12/31/14
Amount	$250,000.00
Interest rate	4.0% per annum
Discount rate	0.0%
Valuation cap	$2,500,000.00
Maturity date	01/15/24

Outstanding balance as of 09/30/20 is $134,413.

Grants

Grant dated 3/10/10 in the
aggregate amount of $25,000 (disbursements based on agreed milestones) payable
to Lorain County Community College Foundation Innovation Fund. Terms: no interest, no repayment required.
Current amount outstanding for repayment: $0.

An additional grant was awarded in May 2020 for $15,000 from Citizen's Bank. The grant does not require repayment.

An additional grant was awarded in September 2020 for $250,000 from the State of Ohio. The grant does not require repayment.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
9/2018	Regulation	Priced Round	$813,852	General

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Cara Zale LLC
Amount Invested	$250,000.00
Transaction type	Convertible note
Issue date	12/31/14
Interest rate	4.0% per annum
Discount rate	0.0%
Maturity date	01/15/24
Valuation cap	$2,500,000.00
Relationship	Partners are former company officers

Name	30405 Solon Spec, LLC
Amount Invested	$250,000.00
Transaction type	Convertible note
Issue date	12/31/14
Interest rate	4.0% per annum
Discount rate	0.0%
Maturity date	01/15/24
Valuation cap	$2,500,000.00
Relationship	Partners are former company officers

Name	David A. Camiener
Amount Invested	$13,673.00
Transaction type	Loan
Issue date	01/01/15
Outstanding principal plus interest	$11,673.00 as of 09/30/20
Interest rate	4.0% per annum
Maturity date	12/15/42
Current with payments	Yes
Relationship	David A. Camiener

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent,

stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Cleveland Whiskey is as much a technology company as we are a craft distillery. Traditional whiskey can take 6 to 12 years to passively age in a charred-oak barrel. However, there is a limitless world of possibilities for creating unique flavor profiles by using different species of wood in the aging process. Our technology allows us to do what other distilleries can't do: create all-natural whiskey expressions using more than just oak. The results are as impressive as they are varied.

Our technology allows us to do this without sugar, without syrup, artificial flavors or colors. And it allows us to do it faster. Everything comes from transformative woods like black cherry, apple, hickory and sugar maple that's led 80 medals at competitions around the world, including 36 Gold, Double Gold, Platinum, and Best in Show awards.

Our research and development process is exponentially faster and what we make today is better than what we made last month. Not just faster but better. Our agility helps us fill market gaps and expand world-wide. Unconstrained by the status quo, we're a "just-in-time" manufacturer with new flavors that can reach markets in a fraction of the time previously necessary. Some say we'll be acquired by one of the big players; maybe it will be the other way around.

Milestones

Cleveland Whiskey LLC was incorporated in the State of Ohio in July 2009. On January 1, 2020, Cleveland Whiskey LLC merged with VISPIRI Inc., a corporation established in the State of Delaware in February 2019, with VISPIRI Inc. being the surviving entity. VISPIRI Inc. operates (d/b/a) primarily under the Cleveland Whiskey trade name.

Since our first bottles shipped, we have:

· Successfully closed WeFunder raises in 2016 and 2018

· Added over 1,600 investors, in 28 countries and 49 U.S. states

·   Introduced a line of award-winning spirits unmatched in the industry

·   Revenue growth of 162% since initial 2016 funding

Historical Results of Operations

·   Revenues & Gross Margin. For the period ended December 31, 2019, the Company had revenues of $2,005,312 compared to the year ended December 31, 2018, when the Company had revenues of $1,687,182. Our gross margin was 55% in fiscal year 2019, compared to 58% in 2018.

·   Assets. As of December 31, 2019, the Company had total assets of $1,425,629 including $347,889 in cash. As of December 31, 2018, the Company had $1,689,137 in total assets, including $568,248 in cash.

·   Net Income. The Company has had adjusted net income of $19,072 (excluding non-cash stock based compensation) compared to adjusted net loss of $240,454 (excluding non-cash stock based compensation for the fiscal years ended December 31, 2019 and December 31, 2018, respectively. On an unadjusted basis (including non-cash stock based compensation expense), the bottom line improved 49% in 2019 compared to 2018 (net loss of $167,102 in 2019 compared to net loss of $327,615 in 2018.)

·   Liabilities. The Company's liabilities totaled $930,623 for the fiscal year ended December 31, 2019 and $1,213,203 for the fiscal year ended December 31, 2018.

Related Party Transactions

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,747,423 in debt (including $193,100 in forgivable debt), $3,192,034 in equity, $500,000 in convertibles, and $290,000 in grants.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 36 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". Other sources of capital in the immediate future may come from working capital or traditional bank loans.

We may require additional financing in excess of the proceeds from the Offering in order to complete the renovation of our new building, and expansion of operations. Sources of this capital, in addition to traditional bank loans and working capital, are expected to include historical tax credits and state and city grants. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold.

Runway & Short/Mid Term Expenses

Cleveland Whiskey cash in hand is $538,365, as of September 30, 2020. Over the last three months, revenues have averaged $196,407 per month, cost of goods sold has averaged $78,058 per month, and operational expenses have averaged $103,231 per month, for an average net income of $15,117 per month.

There have been no significant or material changes or trends since the date of our financial statements.

In the next three – six months we expect alcohol sales to continue to show strong year over year growth. In addition, due to the normal seasonality of the alcohol business, sales in the next 3 months will be significantly higher than revenues in the first, second and third quarters. As such, we expect revenues in Q1 2021 to decline from

revenues in Q4 2020, but to show year over year percentage growth in the low to mid teens as we continue to penetrate existing markets and expand to additional geographic locations. We expect gross margins in the 60%-64% range during the first half of 2021. These projections cannot be guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities?

☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://clevelandwhiskey.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Cleveland Whiskey Promissory Note

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Don Coffey
Kevin Cash
Reese Edwards
Tom Lix

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Cleveland Whiskey Promissory Note

Appendix C: Financial Statements

    Financials 1

Appendix D: Director & Officer Work History

    Don Coffey

    Kevin Cash

    Reese Edwards

    Tom Lix

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

VISPIRI Inc.

By

Reese Edwards

Chief Financial Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Kevin L. Cash

Board Member
11/20/2020

Tom Lix

CEO

11/19/2020

Donald Coffey

Chief Science Officer
11/19/2020

Reese Edwards

Chief Financial Officer
11/19/2020

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.